UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 8 )*

Grubb & Ellis Company
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
40009 52 0
(CUSIP Number)
Anthony W. Thompson
Thompson National Properties, LLC
1901 Main Street, Suite 108
Irvine, CA 92614
(949) 833-8252
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
July 10, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	40009 52 0

1	NAMES OF REPORTING PERSONS Anthony W. Thompson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		2,513,940

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,720,241

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,513,940

WITH	10	SHARED DISPOSITIVE POWER

		3,720,241

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,234,181*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.6%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

*	Mr. Thompson may be deemed to be the beneficial owner of 6,234,181 shares. These shares are held as follows: (i) 2,513,940 shares are held of record by Mr. Thompson and, accordingly, Mr. Thompson is entitled to exercise sole voting and dispositive power with respect to such shares; and (ii) 3,720,241 shares are held in a brokerage account by Mr. and Mrs. Thompson as joint tenants with a right of survivorship and, accordingly, Mr. and Mrs. Thompson share voting and dispositive power with respect to such shares.

**	Based on 65,265,828 shares of common stock outstanding.

CUSIP No.	40009 52 0

1	NAMES OF REPORTING PERSONS Sharon Thompson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,720,241

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,720,241

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,720,241*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.7%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

*	Sharon Thompson may be deemed to be the beneficial owner of 3,720,241 shares. These shares are held in a brokerage account by Mr. and Mrs. Thompson as joint tenants with a right of survivorship and, accordingly, Mr. and Mrs. Thompson share voting and dispositive power with respect to such shares.

**	Based on 65,265,828 shares of common stock outstanding.

This Amendment No. 8 (this “Amendment”) relates to the Schedule 13D filed by Anthony W. Thompson with the Securities and Exchange Commission on December 17, 2007, as amended by Amendment No. 1 filed on June 26, 2008, Amendment No. 2 filed on October 27, 2008, Amendment No. 3 filed on November 4, 2008, Amendment No. 4 filed on November 19, 2008, Amendment No. 5 filed on November 24, 2008, Amendment No. 6 filed on January 8, 2009 and Amendment No. 7 filed on June 4, 2009 (the “Schedule 13D”), relating to shares of common stock, $.01 par value per share, of Grubb & Ellis Company (the “Issuer”). This Amendment is being filed on behalf of Anthony W. Thompson and Sharon Thompson (collectively, the “Reporting Persons”).
Item 5. Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended and supplemented as follows:
(a)(b) As of the date hereof, Mr. Thompson may be deemed to be the beneficial owner of 6,234,181 shares of Common Stock, or approximately 9.6% of the Common Stock outstanding. Mr. Thompson may be deemed to have shared power to vote or direct the vote of 3,720,241 shares of Common Stock held in a brokerage account by Mr. and Mrs. Thompson as joint tenants with a right of survivorship, and to have sole power to dispose or direct the disposition of 2,513,940 shares of Common Stock.
As of the date hereof, Mrs. Thompson may be deemed to be the beneficial owner of 3,720,241 shares of Common Stock, or approximately 5.7% of the Common Stock outstanding, and also may be deemed to have shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, such shares.
All of the percentages calculated in this statement are based upon an aggregate of 65,265,828 shares of Common Stock outstanding as of May 15, 2009, as set forth in the Form 10-K/A filed by the Issuer with respect to the year ended December 31, 2008.
(c) Schedule A annexed hereto lists all transactions in the Issuer’s securities since the most recent filing of Schedule 13D amendment. Except for the transactions described on Schedule A, which information is incorporated herein by reference, there have been no other transactions in the securities of the Issuer by the Reporting Persons since the most recent filing of Schedule 13D amendment immediately preceding the date of this report.
(d) Not applicable.
(e) Not applicable.

Item 7. Material to be Filed as Exhibits

Exhibit 99.17	Joint Filing Agreement, dated as of July 15, 2009, by and between Anthony W. Thompson and Sharon Thompson

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Anthony W. Thompson
Anthony W. Thompson
Date: July 15, 2009

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Sharon Thompson
Sharon Thompson
Date: July 15, 2009

SCHEDULE A
This schedule sets forth information with respect to each sale of Common Stock which was effectuated by a Reporting Person since the most recent filing of 13D amendment. All transactions were effectuated in the open market through a broker.
Sale of Shares held in the brokerage account by Mr. and Mrs. Thompson as joint tenants with a right of survivorship.

		Price Per Share
Date	Number of Shares Sold	($)	Aggregate Price ($)(1)

6/15/2009	14,100	0.91	12,831
6/17/2009	48,782	0.90	43,903.80
6/19/2009	34,979	0.90	31,481.10
6/22/2009	50,000	0.86	43,000
6/25/2009	50,000	0.92	46,000
6/25/2009	200	0.94	188
6/30/2009	50,000	0.86	43,000
7/1/2009	75,000	0.79	59,250
7/6/2009	100,000	0.76	76,000
7/7/2009	50,000	0.74	37,000
7/8/2009	75,000	0.71	53,250
7/9/2009	50,000	0.71	35,500
7/10/2009	50,000	0.70	35,000

(1)	Excludes commissions and other execution-related costs.